Mount Logan Capital Inc.
650 Madison Avenue, 3rd Floor
New York, New York 10022

January 13, 2026

VIA EDGAR
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549
Attention: Shane Callaghan

Re: Mount Logan Capital Inc.
Schedule TO
Filed December 29, 2025
File No. 005-95405

Ladies and Gentlemen:
This letter sets forth the responses of Mount Logan Capital Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers & Acquisitions, of the Securities and Exchange Commission (“SEC”) in its letter, dated January 7, 2026, with respect to the above-referenced Schedule TO (the “Schedule TO”), filed with the SEC on December 29, 2025.
Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule TO (the “Revised Schedule TO”), which reflects the Company’s responses and certain updated information. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Revised Schedule TO.
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.
Schedule TO-I Filed December 29, 2025
General

1.The disclosure offered in response to Item 9 of Schedule TO states that the item is “[n]ot applicable.” Please revise to provide the disclosure required by Item 1009(a) of Regulation M-A, or otherwise advise.

Response:
The Company respectfully informs the Staff that no person has been employed, retained, or is to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase. Sections 2 and 3 of the Dealer Manager Agreement, dated December 29, 2025, between the Company and Ladenburg Thalmann & Co. Inc. (the “Dealer Manager”), states that the Dealer Manager may solicit participation in the Offer if the Company requests the Dealer Manager to do so. Section 1 of the Master Service Agreement, dated December 10, 2025, between the Company and Alliance Advisors, LLC (the “Information Agent”), states that, to the extent permissible by the Company, the Information Agent may promote responses to the Offer.
Given the background of the tender offer and its small size, as well as the pricing, the Company does not intend to solicit tenders in the Offer through either the Dealer Manager or the Information Agent.
Item 9 of the Revised Schedule TO has been revised to reference Item 16 of the Offer to Purchase.
2.The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933. Therefore, please delete or revise the reference to this safe harbor provision found on page 11 of the Offer to Purchase.
Response:
In response to the Staff’s comment, the reference to the Private Securities Litigation Reform Act of 1995 has been removed from the Offer to Purchase.
3.We note the following disclosure on page 15 of the Offer to Purchase: “Odd lots are not eligible to be purchased by the Company pursuant to the Offer. Only ‘round lot’ tenders of 100 shares or multiples of 100 shares will be accepted. Tenders of less than 100 shares or that are not multiples of 100 will be rejected.” Please explain in your response letter why the exclusion of odd lots from the Offer is consistent with Exchange Act Rule 13e-4(f)(8)(i), or otherwise revise the Offer to include odd lot holders.
Response:
Rule 13e-4(f)(8)(i) under the Exchange Act requires that a tender offer be open to all security holders of the class of securities subject to the offer. The Company believes that the exclusion of odd lot tenders from the Offer is consistent with Rule 13e-4(f)(8)(i) because all holders of the Company’s common stock are permitted to participate in the Offer on the same terms and conditions by tendering shares in round lots of 100 shares or multiples thereof.

The Offer does not discriminate among holders based on their status as odd lot or round lot holders nor does it provide differential consideration, procedural advantages or pricing to any subset of holders. Instead, the round lot requirement applies uniformly to all holders and reflects an administrative condition designed to facilitate the efficient processing of tenders and reduce transaction costs, which is consistent with customary market practice in issuer tender offers.
Importantly, odd lot holders are not excluded from the Offer based on the number of shares they own but rather based solely on the manner in which shares are tendered. The Company has revised the disclosure on page 15 of, and elsewhere in, the Offer to Purchase and related tender offer documents to clarify this point. Any holder, including an odd lot holder, may participate in the Offer by tendering shares in a round lot or, if the holder owns fewer than an aggregate of 100 shares, by tendering all of their shares. Accordingly, the Offer is open to all holders of the class of securities subject to the Offer on equal terms, as required by Rule 13e-4(f)(8)(i).
For these reasons, the Company respectfully submits that the exclusion of odd lot tenders does not violate Rule 13e-4(f)(8)(i).
Conditions of the Offer, page 28
4.On page 29 of the Offer to Purchase, you have included a condition that will be triggered by “war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States” (emphasis added). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Given the ongoing international hostilities, please revise to tailor this offer condition such that stockholders can understand its scope and such that it does not raise illusory offer concerns under Regulation 14E. See Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023).
Response:
In response to the Staff’s comment, the condition related to force majeure events on pages 5 and 29 of the Offer to Purchase has been revised.
5.See our last comment above. Refer to the second bullet point on page 30 of the Offer to Purchase. This offer condition includes the term “threatened” in describing adverse economic or financial conditions in the United States or with respect to the Company’s industry or business, among other things. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

Response:
In response to the Staff’s comment, references to “threatened” adverse economic or financial conditions on pages 5 and 30 of the Offer to Purchase have been revised.

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If you have any questions regarding this letter, please do not hesitate to contact Anna T. Pinedo at Mayer Brown LLP at (212) 506-2275.
Very truly yours,

/s/ Nikita Klassen
Nikita Klassen
Chief Financial Officer

cc: Anna T. Pinedo, Mayer Brown LLP